Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

October 31, 2024
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Quarterly Report on Form 10-Q for the three months ended September 30, 2024 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mastercard Incorporated has made disclosure pursuant to such provisions for the three months ended September 30, 2024 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.

Sincerely,

/s/ Timothy Murphy
Timothy Murphy
Chief Administrative Officer